SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST HALF OF 2016 RESULTS

Derived from interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – August 11, 2016

Main financial highlights 2Q-2016 x 1Q-2016

•  Net income attributable to the shareholders of Petrobras of US$ 106 million, compared to net loss attributable to the shareholders of Petrobras of US$ 318 million in the 1Q-2016, as a result of:

▪ A decrease of 22% in net finance expenses;

▪ An 7% increase of crude oil and natural gas total production;

▪ Higher revenues with an increase of 14% in crude oil and oil products exports and lower costs related to natural gas imports;

▪ Expenses related to the new Voluntary Separation Incentive Plan (PIDV); and

▪ Impairment losses related to Comperj assets.

•  The higher cash provided by operating activities and the decrease of capital expenditures and investments resulted in a positive free cash flow* for the fifth consecutive quarter of US$ 3,073 million in the 2Q-2016, 4 times higher when compared to 1Q-2016.

•  Adjusted EBITDA* of US$ 5,789 million in the 2Q-2016, a 7% increase compared to the 1Q-2016.

•  Gross indebtedness decreased 2% in U.S. dollars, from US$ 126,262 million on December 31, 2015 to US$ 123,922 million on June 30, 2016 (a US$ 2,340 million decrease). Net debt* increased 3% from US$ 100,425 million on December 31, 2015 to US$ 103,556 million on June 30, 2016.

•  The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA* increased from 4.41 as of December 31, 2015 to 5.18 as of June 30, 2016 and the leverage decreased from 60% to 55% in the same period.

•  The issuing of global notes totaling US$ 6.75 billion and the tender offer of US$ 6.3 billion generated the increase of average maturity of outstanding debt from 7.14 years as of December 31, 2015 to 7.30 years as of June 30, 2016.

Main operating highlights 2Q-2016 x 1Q-2016

•  Total crude oil and natural gas production was 2,804 thousand barrels of oil equivalent per day (boed), an increase of 7% compared to the 1Q-2016.

•  Domestic oil products output decreased 2% to 1,919 thousand barrels per day (bpd) and the domestic sales increased 3% to 2,109 thousand bpd.

•  Crude oil and oil products exports increased 14% to 515 thousand bpd and average Brent price increased 34% to US$/bbl 45.57.

•  Reduction of 55% in LNG imports due to higher domestic gas supply and lower thermoelectric demand.

* See definitions of Free cash flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA, Debt and LTM Adjusted EBITDA.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

 The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Main Items and Consolidated Economic Indicators

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Sales revenues	38,309	51,988	(26)	20,320	17,989	[13]	26,021
Gross profit	11,875	16,147	(26)	6,502	5,373	[21]	8,320
Operating income (loss)	4,132	7,619	(46)	2,048	2,084	(2)	3,078
Net finance income (expense)	(3,950)	(3,932)	−	(1,727)	(2,223)	[22]	(1,969)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(212)	2,033	(110)	106	(318)	133	171
Basic and diluted earnings (losses) per share	(0.02)	0.16	(113)	−	(0.02)	(100)	0.02
Adjusted EBITDA *	11,183	13,951	(20)	5,789	5,394	[7]	6,435

Gross margin (%)	[31]	[31]	−	[32]	[30]	[2]	[32]
Operating margin (%)	[11]	[15]	(4)	[10]	[12]	(2)	[12]
Net margin (%)	(1)	[4]	(5)	[1]	(2)	[3]	[1]

Total capital expenditures and investments	7,814	12,201	(36)	3,827	3,987	(4)	5,968
Exploration & Production	6,922	10,085	(31)	3,400	3,522	(3)	4,900
Refining, Transportation and Marketing	478	1,358	(65)	235	243	(3)	685
Gas & Power	177	483	(63)	102	[75]	[36]	254
Distribution	[60]	127	(53)	[35]	[25]	[40]	[61]
Biofuel	[84]	[13]	546	[15]	[69]	(78)	[11]
Corporate	[93]	135	(31)	[40]	[53]	(25)	[57]

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.70	2.97	[25]	3.51	3.90	(10)	3.07
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.21	3.10	[3]	3.21	3.56	(10)	3.10
Variation of the period-end commercial selling rate for U.S. dollar (%)	(17.8)	16.8	(35)	(9.8)	(8.9)	(1)	(3.3)
Selic interest rate - average (%)	14.15	12.67	[1]	14.15	14.15	−	13.14

Domestic basic oil products price (U.S.$/bbl)	62.38	75.34	(17)	65.19	59.52	[10]	72.91
Brent crude (U.S.$/bbl)	39.73	57.95	(31)	45.57	33.89	[34]	61.92

Domestic Sales price
Crude oil (U.S.$/bbl)	34.54	47.78	(28)	39.86	28.88	[38]	52.14
Natural gas (U.S.$/bbl)	30.07	40.05	(25)	29.90	30.22	(1)	39.29

International Sales price
Crude oil (U.S.$/bbl)	44.37	59.51	(25)	47.24	41.59	[14]	60.52
Natural gas (U.S.$/bbl)	22.45	22.53	−	21.74	23.27	(7)	22.66

Total sales volume (Mbbl/d)
Diesel	804	915	(12)	811	798	[2]	923
Gasoline	553	555	−	541	564	(4)	537
Fuel oil	[72]	111	(35)	[64]	[80]	(20)	103
Naphtha	142	146	(3)	172	111	[55]	168
LPG	227	229	(1)	236	218	[8]	236
Jet fuel	102	110	(7)	[97]	107	(9)	107
Others	183	173	[6]	188	178	[6]	176
Total oil products	2,083	2,239	(7)	2,109	2,056	[3]	2,250
Ethanol, nitrogen fertilizers, renewables and other products	111	117	(5)	111	111	−	119
Natural gas	338	448	(25)	316	360	(12)	448
Total domestic market	2,532	2,804	(10)	2,536	2,527	−	2,817
Crude oil, oil products and others exports	494	497	(1)	532	455	[17]	594
International sales	473	505	(6)	488	457	[7]	493
Total international market	967	1,002	(3)	1,020	912	[12]	1,087
Total	3,499	3,806	(8)	3,556	3,439	[3]	3,904

*

* See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

1H-2016 x 1H-2015 Results* :

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in the 1H-2016 (a 25% depreciation), revenues and expenses decrease when translated into U.S. dollars. The depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 26% to US$ 11,875 million in the 1H-2016 when compared to the 1H-2015, mainly due to the effect of foreign exchange translation (depreciation of the Brazilian Real against the U.S. dollar). Excluding this effect, gross profit decreased by 9% when expressed in Brazilian Reais, due to lower sales revenues, as a result of a 7% reduction of domestic oil products sales, partially offset by higher diesel and gasoline margins. The decreased sales revenues was also due to lower crude oil and oil products export prices, to lower power generation, decreased electricity prices and the lower domestic natural gas sales volume.

In the 1H-2016, the Company experienced lower import costs and decreased production taxes in Brazil due to lower crude oil prices and decreased sales. However, higher depreciation expenses occurred as a result of a decrease in reserves estimates (mainly due to lower crude oil prices), which were partially offset by a lower carrying amount of assets that were impacted by impairment losses that were taken in 2015.

Operating income

Operating income was US$ 4,132 million in the 1H-2016, a 46% decrease when compared to the 1H-2015. Excluding the effect of foreign exchange translation, operating income decreased 32% in Brazilian Reais resulting from decreased gross profit, higher idleness expenses related to drilling rigs, higher expenses with legal proceedings, expenses associated with the new Voluntary Separation Incentive Plan and with the return of exploratory blocks. In addition, the 1H-2015 was impacted by the reversal of impairment charge related to trade receivables from companies in the electricity sector.

These effects were partially offset by lower tax expenses.

Net finance expense

Net finance expense was US$ 3,950 million in the 1H-2016, compared to a net finance expense of US$ 3,932 million in the 1H-2015, remaining relatively flat. Excluding the effect of foreign exchange translation, net finance expense increased in Brazilian Reais due to higher interest expenses as a result of higher debt and the effect of the depreciation of Brazilian Real against the U.S. dollar.

Net income (loss) attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras of US$ 212 million in the 1H-2016, compared to a net income of US$ 2,033 million in the 1H-2015, mainly due to lower operating income and to the effect of foreign exchange variation over the debt of structured companies in U.S. dollars, registered in net income attributable to non-controlling interests.

Adjusted EBITDA and Free Cash Flow **

Adjusted EBITDA was US$ 11,183 million in the 1H-2016, a 20% decrease compared to the 1H-2015. The Adjusted EBITDA Margin reached 29% in the 1H-2016. The decrease of capital expenditures and investments resulted in a positive free cash flow of US$ 3,683 million in the 1H-2016. This result represents an important effort to deleverage the Company.

* Additional information about operating results of 1H-2016 x 1H-2015, see item 4.

** See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

Gross Profit

(1H-2016 x 1H-2015): The decrease in gross profit in the 1H-2016 was generated by decreased Brent prices and by lower crude oil and NGL production in Brazil and abroad. In addition, gross profit was impacted by higher depreciation costs, partially offset by lower production taxes.

Operating income

(1H-2016 x 1H-2015): The decrease in operating income was due to lower gross profit. Excluding the effect of foreign exchange translation (25% depreciation of the Brazilian Real against the U.S. dollar), operating expenses were higher as a result of increased idleness expenses related to drilling rigs, to the expenses related to legal proceedings, to the new Voluntary Separation Incentive Plan and to higher expenses mainly due to the return of exploratory blocks.

Operating Performance

Production

(1H-2016 x 1H-2015): Domestic crude oil and NGL production decreased by 3% mainly due to higher realization of scheduled stoppages, mainly in P-48, P-53, FPSO Cid. Paraty and  P-18 platforms.  However, there were start-up and ramp-up of new systems, mainly FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Maricá (Lula Alto) and P-58 (Parque das Baleias).

Natural gas production remained relatively flat because the scheduled stoppages mentioned above were mainly offset by increased gas production of P-58 (Parque das Baleias) and by the production start-up of FPSO Cid. Maricá (Lula Alto).

Crude oil and NGL production abroad decreased 12% mainly as a result of the sale/return of fields in Argentina, and of the scheduled stoppage of Akpo field in Nigeria.

Gas production abroad increased 11% due to the production ramp-up in the Hadrian South field in the United States.

Lifting Cost

(1H-2016 x 1H-2015): Lifting cost in U.S. dollar decreased due to lower expenses with well intervention and with engineering and submarine maintenance, in addition to the higher share of pre-salt production, which has a lower unit cost.

In addition, production taxes decreased as a result of lower crude oil price.

Lifting cost decreased abroad due to the sale of the Austral Basin fields in Argentina, with higher operating costs, and to higher production in the United States, with lower costs.

Exploration & Production Main Indicators

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)
Sales revenues	14,495	20,306	(29)
Brazil	13,710	19,337	(29)
Abroad	785	969	(19)
Gross profit	3,012	6,515	(54)
Brazil	2,754	6,176	(55)
Abroad	258	339	(24)
Operating expenses	(2,384)	(1,733)	(38)
Brazil	(2,173)	(1,699)	(28)
Abroad	(211)	(34)	(521)
Operating income (loss)	628	4,782	(87)
Brazil	582	4,478	(87)
Abroad	46	304	(85)
Net income (Loss) attributable to the shareholders of Petrobras	463	3,115	(85)
Brazil	448	2,817	(84)
Abroad	15	298	(95)
Adjusted EBITDA of the segment *	5,730	8,830	(35)
Brazil	5,438	8,229	(34)
Abroad	292	601	(51)
Capital expenditures of the segment	6,922	10,085	(31)

Average Brent crude (US$/bbl)	39.73	57.95	(31)

Sales price - Brazil
Crude oil (US$/bbl)	34.54	47.78	(28)
Sales price - Abroad
Crude oil (US$/bbl)	44.37	59.51	(25)
Natural gas (US$/bbl)	22.45	22.53	−

Crude oil and NGL production (Mbbl/d)	2,145	2,231	(4)
Brazil	2,056	2,130	(3)
Abroad	63	70	(10)
Non-consolidated production abroad	26	31	(16)
Natural gas production (Mbbl/d)	565	553	2
Brazil	467	465	−
Abroad	98	88	11
Total production	2,710	2,784	(3)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.75	12.99	(17)
including production taxes	15.47	21.00	(26)

Lifting cost – abroad without production taxes (US$/barrel)	5.56	8.00	(31)

Production taxes - Brazil	1,820	3,379	(46)
Royalties	1,193	1,891	(37)
Special participation charges	603	1,460	(59)
Rental of areas	24	28	(14)
Production taxes - Abroad	140	151	(7)

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

Gross Profit

(1H-2016 x 1H-2015): Gross profit remained flat in the period, mainly due to the effects of foreign translation (25% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, gross profit increased due to a decrease in crude oil purchase/transfer costs, following lower Brent prices, the lower share of crude oil imports on feedstock processing and the decreased share of oil products imports in our sales mix. These effects were partially offset by lower crude oil exports and by lower economic activity in Brazil that decreased domestic oil products sales.

Operating Income

(1H-2016 x 1H-2015): Operating income remained relatively flat in the period, mainly due to the effects of foreign translation (25% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, operating income increased in Brazilian Reais due to higher gross profit, partially offset by impairment of Comperj assets due to a reassessment of this project.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

(1H-2016 x 1H-2015): Improved balance of crude oil exports (imports) net, due to lower imports, as a result of decreased volume processed and a higher share of domestic crude oil on feedstock processed. These effects were partially offset by decreased export volume available, following lower production.

The decreased deficit of oil products exports (imports), net was due to lower need of diesel import as a result of lower economic activity.

Refining Operations

(1H-2016 x 1H-2015): Daily feedstock processed was 5% lower, due to scheduled stoppages, mainly in distillation plants of REPLAN and REVAP, partially offset by higher production of RNEST, as a result of operating improvements made.

Refining Cost

(1H-2016 x 1H-2015): Refining cost, as measured in US$/barrel, decreased by 14%. As measured in R$/barrel, refining cost increased by 7% mainly reflecting higher employee compensation costs attributable to the 2015/2016 Collective Bargaining Agreement, along with a decrease in feedstock processed.

Refining, Transportation and Marketing Main Indicators

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)
Sales revenues	29,517	39,737	(26)
Brazil (includes trading operations abroad)	29,601	38,540	(23)
Abroad	1,680	2,323	(28)
Eliminations	(1,764)	(1,126)	(57)
Gross profit	7,589	7,589	−
Brazil	7,538	7,421	2
Abroad	51	168	(70)
Operating expenses	(1,702)	(1,712)	1
Brazil	(1,642)	(1,627)	(1)
Abroad	(60)	(85)	29
Operating income (loss)	5,888	5,877	−
Brazil	5,896	5,795	2
Abroad	(8)	82	(110)
Net income (loss) attributable to the shareholders of Petrobras	4,094	4,039	1
Brazil	4,102	3,972	3
Abroad	(8)	67	(112)
Adjusted EBITDA of the segment *	7,249	7,240	−
Brazil	7,227	7,127	1
Abroad	22	113	(81)
Capital expenditures of the segment	478	1,358	(65)
Domestic basic oil products price (US$/bbl)	62.38	75.34	(17)
Imports (Mbbl/d)	422	621	(32)
Crude oil import	160	291	(45)
Diesel import	23	119	(81)
Gasoline import	46	38	21
Other oil product import	193	173	12
Exports (Mbbl/d)	484	496	(2)
Crude oil export	324	344	(6)
Oil product export	160	152	5
Exports (imports), net	62	(125)	150
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,939	2,031	(5)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	84	89	(6)
Feedstock processed (excluding NGL)	1,828	1,936	(6)
Feedstock processed	1,869	1,977	(5)
Domestic crude oil as % of total feedstock processed	90	86	5

Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	138	131	5
Output of oil products	141	147	(4)
Reference feedstock	230	230	−
Refining plants utilization factor (%)	56	55	2
Refining cost - Brazil
Refining cost (US$/barrel)	2.37	2.74	(14)
Refining cost - Abroad (US$/barrel)	4.00	4.00	−
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	766	880	(13)
Gasoline	500	500	−
Fuel oil	68	100	(32)
Naphtha	142	146	(3)
LPG	227	229	(1)
Jet fuel	117	127	(8)
Others	200	206	(3)
Total domestic oil products (Mbbl/d)	2,020	2,188	(8)

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

Gross Profit

(1H-2016 x 1H-2015): Gross profit decreased 15% in the 1H-2016 when compared to the 1H-2015, mainly due to the effects of foreign translation (25% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, gross profit increased 5% in Brazilian Reais, due to lower acquisition costs, mainly because of the reduction of natural gas and LNG imports. This effect was partially offset by lower natural gas sales to the thermoelectric sector and by decreased electricity generation due to the improvement of hydrological conditions in Brazil.

Operating income

(1H-2016 x 1H-2015): Operating income decreased 11% in the 1H-2016 when compared to the 1H-2015, mainly due to the effect of foreign translation (25% depreciation of the Brazilian Real against the U.S. dollar). Excluding these effects, operating income increased 14% in Brazilian Reais due to higher gross profit and also to lower operating expenses. The 1H-2015 was mainly impacted by expenses from tax contingencies and impairment, partially offset by the reversal of impairment of trade receivables from companies in the electricity sector.

Operating Performance

Physical and Financial Indicators

(1H-2016 x 1H-2015): Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 5% lower, attributable to the termination of agreements.

Decreased electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) was due to the termination of agreement representing 205 average MW, which occurred at Electricity Auction of 1H-2015.

The decreased electricity generation and lower electricity prices in the spot market (PLD) were due to improved hydrological conditions.

LNG imports decreased by 56% and natural gas imports from Bolivia were 10% lower, reflecting a decrease in thermoelectric demand.

Gas & Power Main Indicators

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)
Sales revenues	4,613	7,288	(37)
Brazil	4,300	7,045	(39)
Abroad	313	243	29
Gross profit	1,080	1,268	(15)
Brazil	1,030	1,232	(16)
Abroad	50	36	39
Operating expenses	(543)	(662)	18
Brazil	(531)	(650)	18
Abroad	(12)	(12)	−
Operating income (loss)	537	606	(11)
Brazil	498	582	(14)
Abroad	39	24	63
Net income (Loss) attributable to the shareholders of Petrobras	350	424	(17)
Brazil	288	382	(25)
Abroad	62	42	48
Adjusted EBITDA of the segment *	931	1,285	(28)
Brazil	885	1,251	(29)
Abroad	46	34	35

Capital expenditures of the segment	177	483	(63)

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	864	907	(5)
Electricity sales (Regulated contracting market - ACR) - average MW	3,172	3,263	(3)
Generation of electricity - average MW	2,224	5,048	(56)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	20	127	(84)
Imports of LNG (Mbbl/d)	54	122	(56)
Imports of natural gas (Mbbl/d)	184	204	(10)

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

Gross Profit

(1H-2016 x 1H-2015): Gross profit decreased 29% in the 1H-2016 when compared to the 1H-2015. Excluding foreign translation effects (25% depreciation of the Brazilian Real against the U.S. dollar), gross profit decreased 11% in Brazilian Reais due to lower sales volumes in Brazil, caused by the lower economic activity which impacted industrial customers, in which the market share of BR Distribuidora is higher than its competitors. These effects were partially offset by improved results abroad, due to higher gross margin as a result of increased mix of sales products in Paraguay.

Operating income

(1H-2016 x 1H-2015): Operating income in Brazil decreased as a result of higher losses with tax contingencies, partially offset by improved result abroad.

Operating Performance

Market Share - Brazil

(1H-2016 x 1H-2015): Decreased market share was the result of lower sales to the thermoelectric sector and lower economic activity that mainly impacted industrial customers, in which the share of BR Distribuidora is higher than its competitors. In addition, the lower market share is a result of a shift in our sales policy to prioritize higher margins instead of sales volumes.

Distribution Main Indicators

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)
Sales revenues	13,353	18,271	(27)
Brazil	11,632	16,106	(28)
Abroad	1,721	2,165	(21)
Gross profit	1,010	1,427	(29)
Brazil	824	1,222	(33)
Abroad	186	205	(9)
Operating expenses	(947)	(992)	5
Brazil	(816)	(838)	3
Abroad	(131)	(154)	15
Operating income (loss)	63	435	(86)
Brazil	7	383	(98)
Abroad	56	52	8
Net Income (Loss) attributable to the shareholders of Petrobras	46	293	(84)
Brazil	(8)	247	(103)
Abroad	54	46	17
Adjusted EBITDA of the segment *	142	530	(73)
Brazil	68	459	(85)
Abroad	74	71	4

Capital expenditures of the segment	60	127	(53)

Market share - Brazil	31.7%	35.8%	(4)

Sales Volumes - Brazil (Mbbl/d)
Diesel	314	382	(18)
Gasoline	191	205	(7)
Fuel oil	57	98	(42)
Jet fuel	50	57	(12)
Others	97	96	1
Total domestic oil products	709	838	(15)

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

Liquidity and Capital Resources

	U.S.$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015
Adjusted cash and cash equivalents* at the beginning of period	25,837	25,957	22,626	25,837	21,254
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(779)	(9,302)	(771)	(779)	(10,515)
Cash and cash equivalents at the beginning of period	25,058	16,655	21,855	25,058	10,739
Net cash provided by (used in) operating activities	10,679	13,189	6,251	4,428	7,450
Net cash provided by (used in) investing activities	(6,779)	(5,740)	(3,066)	(3,713)	1,710
Capital expenditures and investments in investees	(6,996)	(11,758)	(3,178)	(3,818)	(5,583)
Proceeds from disposal of assets (divestment)	4	211	1	3	31
Investments in marketable securities	213	5,807	111	102	7,262
(=) Net cash flow	3,900	7,449	3,185	715	9,160
Net financings	(10,059)	2,547	(5,582)	(4,477)	6,147
Proceeds from long-term financing	9,100	12,285	7,255	1,845	10,981
Repayments	(19,159)	(9,738)	(12,837)	(6,322)	(4,834)
Acquisition of non-controlling interest	49	173	12	37	35
Effect of exchange rate changes on cash and cash equivalents	661	(663)	139	522	80
Cash and cash equivalents at the end of period	19,609	26,161	19,609	21,855	26,161
Government bonds and time deposits with maturities of more than 3 months at the end of period	757	3,375	757	771	3,375
Adjusted cash and cash equivalents* at the end of period	20,366	29,536	20,366	22,626	29,536

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	10,679	13,189	6,251	4,428	7,450
Capital expenditures and investments in operating segments	(6,996)	(11,758)	(3,178)	(3,818)	(5,583)
Free cash flow*	3,683	1,431	3,073	610	1,867

As of June 30, 2016, the balance of cash and cash equivalents was US$ 19,609 million and the balance of adjusted cash and cash equivalents for the same period was US$ 20,366 million. Our principal uses of funds in the 1H-2016 were for repayment of long-term financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of US$ 10,679 million and with proceeds from long-term financing of US$ 9,100 million. The balance of adjusted cash and cash equivalents was negatively impacted in the 1H-2016 by foreign exchange rate variation applied to our foreign financial investments.

Net cash provided by operating activities of US$ 10,679 million was mainly generated by higher diesel and gasoline margins, lower production taxes in Brazil and lower crude oil, oil products and natural gas imports costs, along with a higher share of domestic crude oil on feedstock processing. These effects were partially offset by lower crude oil and oil product exports prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in investees were US$ 6,996 million in the 1H-2016 (89% in E&P business segment), a 41% decrease when compared to the 1H-2015.

Free cash flow* was positive, amounting US$ 3,683 million in the 1H-2016, for the fifth consecutive quarter.

From January to June 2016, the Company issued global notes in international capital markets totaling US$ 6.75 billion, with maturities of 5 and 10 years, and the proceeds of those notes offerings were used to tender for US$ 6.3 billion of Petrobras’s existing global notes. In addition, the Company entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion. The average maturity of outstanding debt was 7.30 years as of June 30, 2016 (7.14  years as of December 31, 2015). It is important to mention the issuing of US$ 3 billion for tender offer at the same amount in July 2016.

Repayments of interest and principal were US$ 19,159 million in the 1H-2016 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million as follows:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at June 30, 2016	Balance at December 31, 2015
Principal	5,176	8,146	14,312	23,539	16,656	57,636	125,465	127,354
Interest	3,681	6,991	6,607	5,645	4,260	34,166	61,349	59,038
Total	8,857	15,137	20,919	29,184	20,916	91,802	186,814	186,392

*

* See reconciliation of adjusted cash and cash equivalents in Net Debt and definitions of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

As of June 30, 2016, the gross debt in U.S. dollars decreased 2% and the net debt in U.S. dollars was 3% higher when compared to December 31, 2015.

Current debt and non-current debt include finance lease obligations of US$ 25 million and US$ 98 million on June 30, 2016, respectively (US$ 19 million and US$ 78 million on December 31, 2015).

	U.S.$ million

	06.30.2016	12.31.2015	Δ%
Current debt	11,376	14,702	(23)
Non-current debt	112,546	111,560	1
Total	123,922	126,262	(2)
Cash and cash equivalents	19,609	25,058	(22)
Government securities and time deposits (maturity of more than 3 months)	757	779	(3)
Adjusted cash and cash equivalents *	20,366	25,837	(21)
Net debt *	103,556	100,425	3
Net debt/(net debt+shareholders' equity)	55%	60%	(5)
Total net liabilities *	234,585	204,684	15
(Net third parties capital / total net liabilities)	63%	68%	(5)
Net debt/LTM Adjusted EBITDA ratio *	5.18	4.41	17
Average maturity of outstanding debt (years)	7.30	7.14	0.16

	US$ million

	06.30.2016	12.31.2015	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	61,953	62,307	(1)
Fixed rate debt	61,842	63,858	(3)
Total	123,795	126,165	(2)

Currency
Reais	24,676	20,555	20
US Dollars	88,903	93,567	(5)
Euro	7,203	8,685	(17)
Other currencies	3,013	3,358	(10)
Total	123,795	126,165	(2)

By maturity
2016	6,741	14,683	(54)
2017	8,043	11,397	(29)
2018	14,129	16,091	(12)
2019	23,350	22,596	3
2020	16,441	15,537	6
2021 years on	55,091	45,861	20
Total	123,795	126,165	(2)

**

* See definition of adjusted cash and cash equivalents, net debt, total net liabilities and LTM Adjusted EBITDA in glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.     Reconciliation of Adjusted EBITDA

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its profitability and must be considered in conjunction with other measures and indicators for a better understanding of the Company's financial performance. The Adjusted EBITDA is also a component of the Net debt / LTM adjusted EBITDA ratio, which is a metric included in the Company’s Business and Management Plan.

For interim financial periods, the Company calculates the last twelve months adjusted EBITDA (LTM Adjusted EBITDA), consistently with market best practices.

Adjusted EBITDA

	U.S.$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015

Net income (loss)	160	1,876	(91)	257	(97)	(365)	294
Net finance income (expense)	3,950	3,932	−	1,727	2,223	(22)	1,969
Income taxes	234	1,926	(88)	177	57	211	870
Depreciation, depletion and amortization	6,639	5,913	12	3,404	3,235	5	2,939
EBITDA	10,983	13,647	(20)	5,565	5,418	3	6,072
Share of earnings in equity-accounted investments	(212)	(115)	84	(113)	(99)	14	(55)
Impairment losses / (reversals)	412	419	(2)	337	75	348	418
Adjusted EBITDA	11,183	13,951	(20)	5,789	5,394	7	6,435
Adjusted EBITDA margin (%)	29	27	2	28	30	(2)	25

LTM Adjusted EBITDA

	US$ million
	Last twelve months until
	2016	2015
Net income (loss)	(10,327)	(8,611)
Net finance income (expense)	8,459	8,441
Income taxes	(2,829)	(1,137)
Depreciation, depletion and amortization	12,317	11,591
EBITDA	7,620	10,284
Share of earnings in equity-accounted investments	80	177
Impairment losses / (reversals)	12,292	12,299
Adjusted EBITDA	19,992	22,760

ADDITIONAL INFORMATION

2.     Impact of our Cash Flow Hedge policy

	US$ million
	First half of
	2016	2015	2016 x 2015 (%)	2Q-2016	1Q-2016	2Q16 X 1Q16 (%)	2Q-2015
Total inflation indexation and foreign exchange variation	12,125	(8,653)	240	6,631	5,494	21	1,873
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(11,746)	8,143	(244)	(6,116)	(5,630)	(9)	(1,741)
Reclassification from Shareholders’ Equity to the Statement of Income	(1,453)	(779)	-87	(711)	(742)	4	(491)
Net Inflation indexation and foreign exchange variation	(1,074)	(1,289)	17	(196)	(878)	78	(359)

The decreased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the Statement of Income was mainly due to the fact that the 1Q-2016 was impacted by planned exports that were no longer expected to occur or did not occur, mainly due to the decrease in crude oil prices. Decreased planned export volumes were no longer expected to occur or did not occur in the 2Q-2016.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the Statement of Income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in average Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 302 million reclassification adjustment from Shareholders’ Equity to the statement of income would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on June 30, 2016, is set out below:

	Consolidated

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(1,967)	(4,460)	(4,612)	(3,087)	(2,237)	(1,857)	(2,136)	(961)	3,778	(17,539)

ADDITIONAL INFORMATION

3.     Special Items

US$ million
First half of
2016	2015		Items of Income Statement	2Q-2016	1Q-2016	2Q-2015

(283)	394	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(144)	(139)	(15)
(238)	(96)	(Losses)/Gains on legal proceedings	Other income (expenses)	(162)	(76)	84
(412)	(473)	Impairment of assets and investments	Several	(337)	(75)	(472)
(13)	(169)	State Tax Amnesty Program / PRORELIT	Several	−	(13)	(169)
−	(1,423)	Tax Recoverable Program - REFIS	Several	−	−	(1,423)
(348)	−	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(348)	−	−
23	51	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	23	−	51
−	187	Gains (losses) on Disposal of Assets	Other income (expenses)	−	−	25
(1,271)	(1,529)	Total		(968)	(303)	(1,919)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(412)	(419)	Impairment		(337)	(75)	(418)
−	(54)	Share of earnings in equity-accounted investments		−	−	(54)
(412)	(473)	Impairment of assets and investments		(337)	(75)	(472)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(11)	(144)	Tax expenses		−	(11)	(144)
(2)	(25)	Interest expenses		−	(2)	(25)
(13)	(169)	State Tax Amnesty Program / PRORELIT		−	(13)	(169)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	(1,000)	Tax expenses		−	−	(1,000)
−	(423)	Interest expenses		−	−	(423)
−	(1,423)	Tax Recoverable Program - REFIS		−	−	(1,423)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

4. Results of Operations of 1H-2016 compared to 1H-2015:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did in the 1H-2016 (a 25% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Sales revenues were US$ 38,309 million in the 1H-2016, a 26% decrease (US$ 13,679 million) when compared to US$ 51,988 million in the 1H-2015. Excluding the effects of foreign exchange translation, sales revenues decreased by 8% when expressed in Reais, due to:

•       Decreased domestic sales for oil products (7%), reflecting lower economic activity in Brazil and decreased diesel and fuel oil consumption for thermoelectric generation;

•       Decreased electricity generation and prices due to improved hydrological conditions and decreased domestic natural gas sales volumes; and

•       Lower crude oil and oil product export prices as a result of lower international crude oil prices.

These effects were partially offset by higher margins of diesel and gasoline.

Cost of sales were US$ 26,434 million in the 1H-2016, a 26% decrease (US$ 9,407 million) compared to US$ 35,841 million in the 1H-2015. Excluding the effects of foreign exchange translation, cost of sales decreased by 8% when expressed in Reais, due to lower crude oil, oil products and natural gas import costs, as well as lower production taxes in Brazil. These effects were partially offset by higher depreciation expenses as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015.

Selling expenses were US$ 2,010 million in the 1H-2016, an 8% increase (US$ 143 million) compared to US$ 1,867 million in the 1H-2015. Excluding the effects of foreign exchange translation, selling expenses increased by 33% in the period, mainly due to the reversal of impairment of trade receivables from companies in the electricity sector in the 1Q-2015 (US$ 452 million) and higher freight expenses in 2016, following the depreciation of the Brazilian Real against the U.S. dollar.

Exploration costs were US$ 761 million in the 1H-2016, a 5% decrease (US$ 44 million) compared to US$ 805 million in the 1H-2015. Excluding the effects of foreign exchange translation, exploration costs increased by 16% in the period, mainly generated by return of exploratory blocks due to their economic viability.

Other taxes were US$ 266 million in the 1H-2016, a 83% decrease (US$ 1,286 million) compared to US$ 1,552 million in the 1H-2015 mainly due to the burden of tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries and to the VAT tax (Imposto sobre a Circulação de Mercadorias e Serviços) on the acquisition of natural gas recognized in the 1H-2015.

Other income and expenses, net were US$ 2,945 million in the 1H-2016, a 43% increase (US$ 883 million) when compared to US$ 2,062 million in the 1H-2015.  Excluding the effects of foreign exchange translation, other income and expenses, net increased by 76% in the period, mainly due to:

•       Higher unscheduled stoppages and pre-operating expenses, mainly with drilling rigs idleness (US$ 527 million);

•       Higher expenses related to legal proceedings contingencies, mainly in connection with labor and civil lawsuits (US$ 440 million); and

•       Expenses with the new Voluntary Separation Incentive Plan (US$ 346 million).

Net finance expense was US$ 3,950 million in the 1H-2016, remaining relatively flat compared to US$ 3,932 million in the 1H-2015, due to the depreciation of the Brazilian Real against the U.S. dollar. Excluding the effect of foreign exchange translation, net finance expense increased 26% in Brazilian Reais due to:

•       Higher interest expenses due to higher debt and to the effect of the depreciation of the average Brazilian Real against the U.S. dollar;

•       Foreign exchange gains generated by the impact of an 17.8% appreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt in the 1H-2016, compared to foreign exchange losses generated by the impact of a 16.8% depreciation in the 1H-2015;

•       The higher reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting, and to a portion of future exports that were previously designated but were no longer expected to occur or did not occur;

•       Foreign exchange losses caused by the impact of a 1.4% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1H-2016, compared to foreign exchange gains caused by the impact of an 8.2% appreciation in the 1H-2015; and

•       Foreign exchange gains caused by the impact of an 10.7% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1H-2016, compared to foreign exchange losses caused by the impact of a 0.9% depreciation in the 1H-2015.

Share of earnings in equity-accounted investments were US$ 212 million in the 1H-2016, a 84% increase (US$ 97  million) when compared to US$ 115 million in the 1H-2015.  Excluding the effects of foreign exchange translation (25% depreciation of the Brazilian Real against the U.S. dollar), share of earnings in equity-accounted investments increased by 130% in the period, mainly due to impairment  losses in investee companies of Exploration and Production and Biofuels segments in the 1H-2015, as a result of decreased crude oil prices and higher discount rates, due to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status).

Income taxes (corporate income tax and social contribution) were US$ 234 million in the 1H-2016, a 88% decrease (US$ 1,692 million) compared to US$ 1,926 million in the 1H-2015, mainly due to lower taxable income before income taxes and decreased corporate income tax and social contribution tax expenses in Brazil over income earned abroad.

Loss related to non-controlling interests of US$ 372 million in the 1H-2016 (a US$ 157 million gain in the 1H-2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015
Sales revenues	38,309	51,988	20,320	17,989	26,021
Cost of sales	(26,434)	(35,841)	(13,818)	(12,616)	(17,701)
Gross profit	11,875	16,147	6,502	5,373	8,320
Selling expenses	(2,010)	(1,867)	(1,051)	(959)	(1,265)
General and administrative expenses	(1,488)	(1,846)	(810)	(678)	(900)
Exploration costs	(761)	(805)	(468)	(293)	(462)
Research and development expenses	(273)	(396)	(144)	(129)	(199)
Other taxes	(266)	(1,552)	(127)	(139)	(1,289)
Other income and expenses, net	(2,945)	(2,062)	(1,854)	(1,091)	(1,127)
	(7,743)	(8,528)	(4,454)	(3,289)	(5,242)
Operating income (loss)	4,132	7,619	2,048	2,084	3,078
Finance income	445	456	218	227	200
Finance expenses	(3,321)	(3,099)	(1,749)	(1,572)	(1,810)
Foreign exchange and inflation indexation charges	(1,074)	(1,289)	(196)	(878)	(359)
Net finance income (expense)	(3,950)	(3,932)	(1,727)	(2,223)	(1,969)
Share of earnings in equity-accounted investments	212	115	113	99	55
Income (loss) before income taxes	394	3,802	434	(40)	1,164
Income taxes	(234)	(1,926)	(177)	(57)	(870)
Net income (loss)	160	1,876	257	(97)	294
Net income (loss) attributable to:
Shareholders of Petrobras	(212)	2,033	106	(318)	171
Non-controlling interests	372	(157)	151	221	123
	160	1,876	257	(97)	294

FINANCIAL STATEMENTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	06.30.2016	12.31.2015

Current assets	41,321	43,428
Cash and cash equivalents	19,609	25,058
Marketable securities	757	780
Trade and other receivables, net	5,311	5,803
Inventories	8,882	7,441
Recoverable taxes	2,893	2,748
Assets classified as held for sale	2,162	152
Other current assets	1,707	1,446
Non-current assets	213,630	187,093
Long-term receivables	18,654	19,177
Trade and other receivables, net	4,043	3,669
Marketable securities	97	88
Judicial deposits	3,431	2,499
Deferred taxes	2,938	6,016
Other tax assets	3,406	2,821
Advances to suppliers	1,600	1,638
Other non-current assets	3,139	2,446
Investments	4,078	3,527
Property, plant and equipment	187,291	161,297
Intangible assets	3,607	3,092
Total assets	254,951	230,521

LIABILITIES	U.S.$ million
	06.30.2016	12.31.2015
Current liabilities	26,071	28,573
Trade payables	5,558	6,373
Current debt	11,376	14,702
Taxes payable	3,386	3,470
Employee compensation (payroll, profit-sharing and related charges)	1,895	1,302
Pension and medical benefits	798	655
Liabilities associated with assets classified as held for sale	1,045	125
Other current liabilities	2,013	1,946
Non-current liabilities	143,113	135,893
Non-current debt	112,546	111,560
Deferred taxes	244	232
Pension and medical benefits	15,652	12,195
Provision for decommissioning costs	10,975	9,150
Provisions for legal proceedings	3,248	2,247
Other non-current liabilities	448	509
Shareholders' equity	85,767	66,055
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(22,548)	(41,865)
Non-controlling interests	1,214	819
Total liabilities and shareholders' equity	254,951	230,521

FINANCIAL STATEMENTS

Statement of Cash Flows – Consolidated

	US$ million
	First half of
	2016	2015	2Q-2016	1Q-2016	2Q-2015
Net income (loss)	160	1,876	257	(97)	294
(+) Adjustments for:	10,519	11,313	5,994	4,525	7,156
Depreciation, depletion and amortization	6,639	5,913	3,404	3,235	2,939
Foreign exchange and inflation indexation and finance charges	3,903	4,013	1,665	2,238	1,815
Share of earnings in equity-accounted investments	(212)	(115)	(113)	(99)	(55)
Allowance for impairment of trade receivables	338	(12)	209	129	289
(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	65	(71)	39	26	70
Deferred income taxes, net	(728)	1,289	(367)	(361)	575
Exploration expenditures written-off	499	555	351	148	354
Impairment of property, plant and equipment	412	421	337	75	420
Inventory write-down to net realizable value	322	20	21	301	(81)
Pension and medical benefits (actuarial expense)	1,088	1,136	575	513	548
Judicial deposits	(355)	(643)	(257)	(98)	(490)
Inventories	(561)	(889)	(133)	(428)	(531)
Trade and other receivables, net	746	(110)	(171)	917	(135)
Trade payables	(1,306)	(854)	(341)	(965)	(59)
Pension and medical benefits	(338)	(375)	(226)	(112)	(230)
Taxes payable	13	2,356	581	(568)	2,026
Income tax and social contribution paid	(157)	(398)	(88)	(69)	(181)
Other assets and liabilities	151	(923)	508	(357)	(118)
(=) Net cash provided by (used in) operating activities	10,679	13,189	6,251	4,428	7,450
(-) Net cash provided by (used in) investing activities	(6,779)	(5,740)	(3,066)	(3,713)	1,710
Capital expenditures and investments in investees	(6,996)	(11,758)	(3,178)	(3,818)	(5,583)
Proceeds from disposal of assets (divestment)	4	211	1	3	31
Divestments (investments) in marketable securities	213	5,807	111	102	7,262
(=) Net cash flow	3,900	7,449	3,185	715	9,160
(-) Net cash provided by (used in) financing activities	(10,010)	2,720	(5,570)	(4,440)	6,182
Proceeds from long-term financing	9,100	12,285	7,255	1,845	10,981
Repayment of principal	(15,510)	(6,530)	(11,137)	(4,373)	(3,582)
Repayment of interest	(3,649)	(3,208)	(1,700)	(1,949)	(1,252)
Acquisition of non-controlling interest	49	173	12	37	35
Effect of exchange rate changes on cash and cash equivalents	661	(663)	139	522	80
(=) Net increase (decrease) in cash and cash equivalents in the period	(5,449)	9,506	(2,246)	(3,203)	15,422
Cash and cash equivalents at the beginning of period	25,058	16,655	21,855	25,058	10,739
Cash and cash equivalents at the end of period	19,609	26,161	19,609	21,855	26,161

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	14,495	29,517	4,613	120	13,353	−	(23,789)	38,309
Intersegments	13,772	8,556	1,143	115	203	−	(23,789)	−
Third parties	723	20,961	3,470	5	13,150	−	−	38,309
Cost of sales	(11,483)	(21,928)	(3,533)	(133)	(12,343)	−	22,986	(26,434)
Gross profit	3,012	7,589	1,080	(13)	1,010	−	(803)	11,875
Expenses	(2,384)	(1,702)	(543)	(38)	(947)	(2,183)	54	(7,743)
Selling expenses	(79)	(901)	(410)	(1)	(663)	(14)	58	(2,010)
General and administrative expenses	(175)	(194)	(103)	(12)	(119)	(885)	−	(1,488)
Exploration costs	(761)	−	−	−	−	−	−	(761)
Research and development expenses	(119)	(27)	(8)	(1)	−	(118)	−	(273)
Other taxes	(33)	(35)	(106)	(2)	(23)	(67)	−	(266)
Other income and expenses, net	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)
Operating income (loss)	628	5,887	537	(51)	63	(2,183)	(749)	4,132
Net finance income (expense)	−	−	−	−	−	(3,950)	−	(3,950)
Share of earnings in equity-accounted investments	4	149	56	(2)	5	−	−	212
Income (loss) before income taxes	632	6,036	593	(53)	68	(6,133)	(749)	394
Income taxes	(212)	(2,001)	(182)	17	(22)	1,912	254	(234)
Net income (loss)	420	4,035	411	(36)	46	(4,221)	(495)	160
Net income (loss) attributable to:
Shareholders of Petrobras	463	4,094	350	(36)	46	(4,634)	(495)	(212)
Non-controlling interests	(43)	(59)	61	−	−	413	−	372
	420	4,035	411	(36)	46	(4,221)	(495)	160

Consolidated Income Statement by Segment – 1H-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	20,306	39,737	7,288	103	18,271	−	(33,717)	51,988
Intersegments	19,577	12,603	1,127	98	312	−	(33,717)	−
Third parties	729	27,134	6,161	5	17,959	−	−	51,988
Cost of sales	(13,791)	(32,148)	(6,020)	(114)	(16,844)	−	33,076	(35,841)
Gross profit	6,515	7,589	1,268	(11)	1,427	−	(641)	16,147
Expenses	(1,733)	(1,712)	(662)	(27)	(992)	(3,517)	115	(8,528)
Selling expenses	(124)	(1,023)	(16)	(2)	(839)	20	117	(1,867)
General and administrative expenses	(218)	(214)	(128)	(17)	(147)	(1,121)	(1)	(1,846)
Exploration costs	(805)	−	−	−	−	−	−	(805)
Research and development expenses	(153)	(64)	(41)	(6)	−	(132)	−	(396)
Other taxes	(48)	(85)	(285)	−	(20)	(1,114)	−	(1,552)
Other income and expenses, net	(385)	(326)	(192)	(2)	14	(1,170)	(1)	(2,062)

Operating income (loss)	4,782	5,877	606	(38)	435	(3,517)	(526)	7,619
Net finance income (expense)	−	−	−	−	−	(3,932)	−	(3,932)
Share of earnings in equity-accounted investments	(32)	160	74	(91)	5	(1)	−	115
Income (loss) before income taxes	4,750	6,037	680	(129)	440	(7,450)	(526)	3,802
Income taxes	(1,628)	(1,998)	(206)	13	(147)	1,862	178	(1,926)
Net income (loss)	3,122	4,039	474	(116)	293	(5,588)	(348)	1,876
Net income (loss) attributable to:
Shareholders of Petrobras	3,115	4,039	424	(116)	293	(5,374)	(348)	2,033
Non-controlling interests	7	−	50	−	−	(214)	−	(157)
	3,122	4,039	474	(116)	293	(5,588)	(348)	1,876

Other Income (Expenses) by Segment – 1H-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,067)	(37)	(24)	−	−	(2)	−	(1,130)
(Losses)/gains on legal, administrative and arbitral proceedings	(185)	(43)	(10)	−	(187)	(275)	−	(700)
Pension and medical benefits	−	−	−	−	−	(670)	−	(670)
Impairment	(91)	(321)	−	−	−	−	−	(412)
Voluntary Separation Incentive Plan - PIDV	(160)	(76)	(15)	−	2	(97)	−	(346)
Institutional relations and cultural projects	(3)	(2)	−	−	(8)	(103)	−	(116)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(20)	(41)	(11)	−	2	5	−	(65)
Operating expenses with thermoeletric plants	−	−	(56)	−	−	−	−	(56)
Health, safety and environment	(8)	(9)	(3)	−	(1)	(21)	−	(42)
Losses on fines	(7)	(15)	−	−	−	(18)	−	(40)
Reimbursement of unduly capitalized expenses	−	−	−	−	−	23	−	23
Government grants	3	15	56	3	−	−	−	77
Ship/Take or Pay Agreements with Gas Distributors	1	−	101	−	−	−	−	102
(Expenditures)/reimbursements from operations in E&P partnerships	302	−	−	−	−	−	−	302
Others	18	(16)	46	(25)	50	59	(4)	128
	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)

Other Income (Expenses) by Segment – 1H-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(410)	(134)	(55)	−	−	(4)	−	(603)
(Losses)/gains on legal, administrative and arbitral proceedings	(39)	(65)	4	−	(16)	(144)	−	(260)
Pension and medical benefits	−	−	−	−	−	(638)	−	(638)
Impairment	(110)	(119)	(190)	−	−	−	−	(419)
Voluntary Separation Incentive Plan - PIDV	(8)	(5)	(12)	(1)	−	(1)	−	(27)
Institutional relations and cultural projects	(13)	(12)	(1)	−	(28)	(189)	−	(243)
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects	(22)	87	5	−	3	(2)	−	71
Operating expenses with thermoeletric plants	−	−	(68)	−	−	−	−	(68)
Health, safety and environment	(12)	(9)	(3)	−	−	(27)	−	(51)
Losses on fines	(5)	(96)	(1)	−	−	(149)	−	(251)
Reimbursement of unduly capitalized expenses	−	−	−	−	−	51	−	51
Government grants	3	1	−	−	−	2	−	6
Ship/Take or Pay Agreements with Gas Distributors	(8)	−	101	−	−	−	−	93
(Expenditures)/reimbursements from operations in E&P partnerships	160	−	−	−	−	−	−	160
Others	79	26	28	(1)	55	(69)	(1)	117
	(385)	(326)	(192)	(2)	14	(1,170)	(1)	(2,062)

Consolidated Assets by Segment – 06.30.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	143,760	54,961	21,186	712	6,287	33,613	(5,568)	254,951

Current assets	6,037	11,176	1,674	56	2,695	24,792	(5,109)	41,321
Non-current assets	137,723	43,785	19,512	656	3,592	8,821	(459)	213,630
Long-term receivables	7,563	3,144	1,181	4	1,119	6,051	(408)	18,654
Investments	1,532	1,481	480	541	37	7	−	4,078
Property, plant and equipment	126,063	38,951	17,515	111	2,194	2,508	(51)	187,291
Operating assets	92,227	34,330	15,578	99	1,866	2,053	(51)	146,102
Assets under construction	33,836	4,621	1,937	12	328	455	−	41,189
Intangible assets	2,565	209	336	−	242	255	−	3,607

Consolidated Assets by Segment – 12.31.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Assets under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	420	4,035	411	(36)	46	(4,221)	(495)	160
Net finance income (expense)	−	−	−	−	−	3,950	−	3,950
Income taxes	212	2,001	182	(17)	22	(1,912)	(254)	234
Depreciation, depletion and amortization	5,011	1,041	394	4	79	111	−	6,639
EBITDA	5,643	7,077	987	(49)	147	(2,072)	(749)	10,983
Share of earnings in equity-accounted investments	(4)	(149)	(56)	2	(5)	−	−	(212)
Impairment losses / (reversals)	91	321	−	−	−	−	−	412
Adjusted EBITDA *	5,730	7,249	931	(47)	142	(2,072)	(749)	11,183

 Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H-2015

*

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,122	4,039	474	(116)	293	(5,588)	(348)	1,876
Net finance income (expense)	−	−	−	−	−	3,932	−	3,932
Income taxes	1,628	1,998	206	(13)	147	(1,862)	(178)	1,926
Depreciation, depletion and amortization	3,938	1,244	489	5	95	142	−	5,913
EBITDA	8,688	7,281	1,169	(124)	535	(3,376)	(526)	13,647
Share of earnings in equity-accounted investments	32	(160)	(74)	91	(5)	1	−	(115)
Impairment losses / (reversals)	110	119	190	−	−	−	−	419
Adjusted EBITDA *	8,830	7,240	1,285	(33)	530	(3,375)	(526)	13,951

* See definition of Adjusted EBITDA in glossary.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments; and impairment. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

LPG - Liquified crude oil gas.

LNG - Liquified natural gas.

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

NGL - Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator.

LTM Adjusted EBITDA – Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Operating margin - Calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel – Aviation fuel.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. The new management model does not provide for the discontinuance of the Company's business, but involves unification activities.

On June 30, 2016, the presentation related to the business segment information reflects the top management assessment related to the performance and the business resources allocation. Due to the adjustments occurred in corporate structure and governance and management model, this presentation may be reevaluated in order to enhance the business management analysis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.